SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PENN VIRGINIA CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

70788V 300  and 70788V 100
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 12, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70788V 300 and 70788V 100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Debello Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	282,996
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	282,996
11	Aggregate Amount Beneficially Owned by Each Reporting Person	282,996
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	2.00%
14	Type of Reporting Person (See Instructions)	CO

CUSIP No. 70788V 300 and 70788V 100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Catalyst Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	291,180
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	291,180
11	Aggregate Amount Beneficially Owned by Each Reporting Person	291,180
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	2.05%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 70788V 300 and 70788V 100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Spectrum Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	293,490
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	293,490
11	Aggregate Amount Beneficially Owned by Each Reporting Person	293,490
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	2.07%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 70788V 300 and 70788V 100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	867,666
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	867,666
11	Aggregate Amount Beneficially Owned by Each Reporting Person	867,666
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	6.12%
14	Type of Reporting Person (See Instructions)	PN

CUSIP No. 70788V 300 and 70788V 100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	867,666
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	867,666
11	Aggregate Amount Beneficially Owned by Each Reporting Person	867,666
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	6.12%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 70788V 300 and 70788V 100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	867,666
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	867,666
11	Aggregate Amount Beneficially Owned by Each Reporting Person	867,666
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	6.12%
14	Type of Reporting Person (See Instructions)	IN

CUSIP No. 70788V 300 and 70788V 100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	867,666
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	867,666
11	Aggregate Amount Beneficially Owned by Each Reporting Person	867,666
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	6.12%
14	Type of Reporting Person (See Instructions)	IN

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities directly acquired from the Issuer (defined below) by one of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit 99.1.

Item 1.	Security and Issuer

This Statement is being filed with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Penn Virginia Corporation, a corporation organized under the laws of the state of Virginia (the “Issuer”). The address of the principal executive offices of the Issuer is:

Penn Virginia Corporation.
14701 St. Mary’s Lane, Suite 275
Houston, Texas

Item 2.	Identity and Background

(a)	This statement is filed by

(i)
Each of  Debello Investors LLC, Wexford Catalyst Investors LLC and Wexford Spectrum Investors LLC (collectively, the “Purchasing Entities”), each of which is a Delaware limited liability company, with respect to the shares of Common Stock owned by them;

(ii)	Wexford Capital LP (“Wexford Capital”), a Delaware limited partnership, which is the manager of the Purchasing Entities;

(iii)	Wexford GP LLC (“Wexford GP”), a Delaware limited liability company, which is the general partner of Wexford Capital, which acts as manager to the Purchasing Entities;

(iv)	Charles E. Davidson (“Mr. Davidson”), the Chairman and a managing member of Wexford GP; and

(v)	Joseph M. Jacobs (“Mr. Jacobs”), the President and a managing member of Wexford GP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)
The address of the principal business and principal office of the Purchasing Entities, Wexford Capital and Wexford GP is c/o Wexford Capital LP, 411 West Putnam Avenue, Suite 125, Greenwich, CT 06830. The address of the principal business and principal office of Charles E. Davidson and Joseph M. Jacobs is c/o Wexford Capital LP, 777 South Flagler Drive, Suite 602 East, West Palm Beach, FL 33401.

(c)
Each of Purchasing Entities is a private investment fund formed for the purpose of making various investments. Wexford Capital is an investment advisor registered with the Securities and Exchange Commission, and manages a series of investment funds.  Wexford GP is the general partner of Wexford Capital.  Messrs. Davidson and Jacobs are the managing members of Wexford GP.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)
Each of Wexford Catalyst Investors LLC, Debello Investors LLC, Wexford Spectrum Investors LLC and Wexford GP LLC is a Delaware limited liability company.  Wexford Capital is a Delaware limited partnership. Messrs. Davidson and Jacobs are each United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer and certain of its subsidiaries (collectively with the Issuer, the “Debtors”) filed voluntary petitions for relief (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”). Prior to commencing the Chapter 11 Cases, the Debtors entered into a Restructuring Support Agreement, dated as of May 9, 2016 (together with all exhibits and schedules thereto, the “Restructuring Support Agreement”), by and among (i) the Debtors; (ii) lenders holding approximately 100% of the principal amount of the approximately $112.6 million in loans outstanding under the Debtors’ senior secured reserve-based revolving credit facility (the “RBL Facility”); and (iii) holders of approximately 86% of the principal amount of the Debtors’ $1,075 million in outstanding senior unsecured notes (the “Notes”).

 In connection with the Restructuring Support Agreement, the Issuer entered into a backstop commitment agreement (the “Backstop Commitment Agreement”), with the commitment parties thereto (collectively, the “Backstop Parties”), pursuant to which certain holders of the Notes (in their capacity as Backstop Parties) agreed to provide a $50.0 million commitment to backstop the Rights Offering (as defined further below). In accordance with the Plan, the Backstop Commitment Agreement, and certain rights offering procedures, the Issuer offered eligible creditors, including the Backstop Parties, shares of Common Stock of the reorganized Issuer upon emergence from the Chapter 11 Cases for an aggregate purchase price of approximately $50 million (the “Rights Offering”).

On June 24, 2016, the Debtors filed the First Amended Joint Chapter 11 Plan of Reorganization of Penn Virginia Corporation and Its Debtor Affiliates (Docket No. 350) (the “First Amended Plan”) and the Disclosure Statement for the First Amended Joint Chapter 11 Plan of Reorganization of Penn Virginia Corporation and Its Debtor Affiliates and Amended Exhibits Thereto (the “Disclosure Statement”). On June 28, 2016, the Bankruptcy Court entered an order approving the Disclosure Statement and certain related rights offering procedures (the “Rights Offering Procedures”) and solicitation procedures.  On August 3, 2016, the Debtors filed the Second Amended Joint Chapter 11 Plan of Reorganization of Penn Virginia Corporation and Its Debtor Affiliates (Docket No. 501), to which certain technical modifications were made and filed on August 10, 2016 (as so modified, the “Plan”). On August 11, 2016, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan.

    On September 12, 2016 (the “Effective Date”), the Debtors consummated their reorganization under the Bankruptcy Code and the Plan became effective.  In connection with the effectiveness of the Plan, the Purchasing Entities (i) received 412,193 shares of Common Stock in connection with their claims arising under the Notes, (ii) acquired 415,034 shares of Common Stock in connection with the Rights Offering and (iii) received 40,439 shares of Common Stock as consideration in the form of a premium for their commitment pursuant to the Backstop Commitment Agreement.

The source of funds for the 415,034 shares of Common Stock which were acquired pursuant to the Rights Offering was the working capital, or funds available for investment, of the Purchasing Entities.

Item 4.	Purpose of Transaction.

The Purchasing Entities (i) received Common Stock in connection with their claims arising under the Notes, (ii) acquired Common Stock in connection with in connection with the Rights Offering for investment purposes and in the ordinary course of their investment trading business and to provide working capital to support the Issuer’s operations upon emergence from bankruptcy and (iii) received Common Stock as consideration in the form of a premium for their commitment pursuant to the Backstop Commitment Agreement.

Marc McCarthy, an employee of Wexford Capital, was appointed to the Issuer’s Board of Directors in connection with the Issuer’s emergence from bankruptcy.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, the Issuer's financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock, other securities or derivative instruments related thereto or selling some or all of their Common Stock, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Common Stock, and, alone or with others, pursuing discussions with the management, the board of directors of the Issuer, other shareholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 14,175,596 shares of Common Stock issued and outstanding as reported in the Issuer’s Form 8-k filed with the Commission on September 12, 2016) are as follows:
Debello Investors LLC
a)		Amount beneficially owned: 282,996	Percentage: 2.00%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	282,996
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	282,996
Wexford Catalyst Investors LLC
a)		Amount beneficially owned: 291,180	Percentage: 2.05%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	291,180
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	291,180
Wexford Spectrum Investors LLC
a)		Amount beneficially owned: 293,490	Percentage: 2.07%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	293,490
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	293,490
Wexford Capital LP
a)		Amount beneficially owned: 867,666	Percentage: 6.12%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	867,666
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	867,666
Wexford GP LLC
a)		Amount beneficially owned: 867,666	Percentage: 6.12%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	867,666
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	867,666
Charles E. Davidson
a)		Amount beneficially owned: 867,666	Percentage: 6.12%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	867,666
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	867,666
Joseph M. Jacobs
a)		Amount beneficially owned: 867,666	Percentage: 6.12%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	867,666
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	867,666

The total shares of Common Stock reported as beneficially owned by each of Wexford Capital, Wexford GP, Mr. Davidson and Mr. Jacobs include the shares of Common Stock reported as beneficially owned by the Purchasing Entities. Wexford Capital may, by reason of its status as manager of the Purchasing Entities, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Wexford GP may, by reason of its status as general partner of Wexford Capital, be deemed to own beneficially the securities of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Wexford GP, Wexford Capital, Davidson and Jacobs, shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the members of the Purchasing Entities.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D.

(d) Not applicable

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Second Amended and Restated Articles of Incorporation of the Issuer (the “Articles”) provides that prior to the listing of the Common Stock on a national securities exchange in the United States (a “Public Listing”), when holder or group of holders (the “Approving Shareholders”) propose to sell or otherwise dispose of more than fifty percent (50%) of the Common Stock to a third party, each holder of Common Stock who is not an Approving Shareholder must vote in favor of, consent to and raise no objections to the proposed sale.  In addition, the Articles provide that prior to a Public Listing, a holder or group of holders (the “Prospective Selling Shareholders”) who propose to sell or otherwise dispose of more than twenty-five percent (25%) of the Common Stock to a third party (other than in connection with a underwritten initial public offer that results in either: (1) aggregate cash proceeds over $75 million dollars or (2) at least $20 of the outstanding Common Stock being issued and sold to the public) must allow holders of Common stock who are not Prospective Selling Shareholders to participate in the proposed sale.

 The Shareholders Agreement by and among the Issuer and the Shareholders (as defined therein), dated as of September 12, 2016 prevents the transfer share of Common Stock unless such transfers (i) do not violate the Securities Act of 1933, as amended, or any regulation issued pursuant thereto (the “Securities Act”), or any other applicable federal or state laws or order of any court having jurisdiction over the Issuer or (ii) would cause the Issuer to register the Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, or any regulation issued pursuant thereto (the “Exchange Act”).

Item 7.	Material to be Filed as Exhibits

99.1  Joint Filing Agreement (filed herewith)

Exhibit A — Second Amended and Restated Articles of Incorporation of Penn Virginia Corporation (1)

Exhibit B — Shareholders Agreement by and Among Penn Virginia Corporation and The Shareholders (as defined therein), dated as of September 12, 2016. (2)

(1) Incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed on September 15, 2016.

(2) Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed on September 15, 2016.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2016	Company Name
DEBELLO INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CATALYST INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Famous Dave’s of America, Inc.

Date: September 29, 2016	Company Name
DEBELLO INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CATALYST INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON